Room 4561

June 22, 2006

Mr. Richard M. Haddock
Chief Executive Officer
LaserCard Corporation
1875 North Shoreline Boulevard
Mountainview, CA 94043-1601

> **Re: LaserCard Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 15, 2005**
> **File No. 000-06377**

Dear Mr. Haddock:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief